Exhibit 99.2

Level 7, 151 Macquarie Street Sydney NSW 2000 Australia

24 June 2013

Stephanie Yong

Senior Adviser, Listings (Sydney)

ASX Compliance Pty Ltd

Level 6, Exchange Centre

20 Bridge Street

SYDNEY NSW 2000

Dear Stephanie

Prima BioMed Ltd – Request for a trading halt

Pursuant to ASX Listing Rule 17.1, Prima BioMed Ltd (Company) requests an immediate trading halt be granted by ASX with respect to its ordinary shares (ASX: PRR) and quoted options (ASX: PRRO).

The trading halt is requested pending an announcement in relation to the Company’s decision to extend clinical trials of its flagship product candidate CVac™ in additional cancer indications.

The Company anticipates making an announcement in relation to the above before the commencement of trading on Wednesday, 26 June 2013 and is not aware of any reason why the trading halt should not be granted.

Yours sincerely

/s/ Deanne Miller
Deanne Miller
General Counsel & Company Secretary

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalised bio-therapeutic products for cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders. Prima BioMed’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for other cancer types.